

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 1, 2008

John B. Henneman, III
Executive Vice President, Finance and Administration and
 Chief Financial Officer
Integra Lifesciences Holdings Corporation
311 Enterprise Drive
Plainsboro, New Jersey 08536

> **Re: Integra Lifesciences Holdings Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 000-26224**

Dear Mr. Henneman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Martin James
                                Senior Assistant Chief Accountant